SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

 SCHEDULE 13E-3

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

JAGGED PEAK, INC.

(NAME OF THE ISSUER)

Jagged Peak, Inc.

SP Jagged Peak, LLC

Singapore Post Limited

Paul Demirdjian

Primrose Demirdjian

Vincent Fabrizzi

Daniel Furlong

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

47008R 10 3 (Common Stock)

(CUSIP Number of Class of Securities)

Jagged Peak, Inc.

Attn: Paul Demirdjian

7650 Courtney Campbell Causeway, Suite 1200

Tampa FL 33607

813-637-6900 Ext. 225

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Gregory C. Yadley, Esq.

Shumaker, Loop & Kendrick, LLP

101 E. Kennedy Blvd., Suite 2800

Tampa, FL 33602

(813) 229-7600

Brad Rock

DLA Piper LLP

555 Mission Street, Suite 2400

San Francisco, CA 94105

 (415) 836-2598

 This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:     ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$21,943,187	$2,210

*

In accordance with Exchange Act Rule 0-11(c), the filing fee of $2,210 was determined by multiplying the aggregate Merger Consideration of $21,943,187 by .0001007. The aggregate Merger Consideration was calculated based on the sum of (A) 18,329,074 shares of Common Stock multiplied by $1.08 per share; (B) options to purchase 2,150,000 shares of Common Stock with an exercise price of $0.125 per share multiplied by $0.955 (the difference between $1.08 and the exercise price of $0.125 per share); (C) options to purchase 100,000 shares of Common Stock with an exercise price of $0.25 per share multiplied by $0.83 (the difference between $1.08 and the exercise price of $0.25 per share); and (D) warrants to purchase 10,782 shares of Common Stock with an exercise price of $0.01 per share multiplied by $1.07 (the difference between $1.08 and the exercise price of $0.01 per share).

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☒	Amount Previously Paid: $2,210	Filing Party: Jagged Peak, Inc.
	Form or Registration No.: Proxy Statement on Schedule 14A	Date Filed: November 20, 2015

 Introduction

This Amendment No. 4 to Rule 13E-3 Transaction Statement, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) jointly by: (i) Jagged Peak, Inc. (the “Company”), a Nevada corporation and the issuer of the shares of common stock, par value $0.001 per share (the “Common Stock”) that are subject to the Rule 13e-3 transaction; (ii) SP Jagged Peak LLC, a Delaware limited liability company (“SPJP” or “Parent”); (iii) Singapore Post Limited, a corporation organized under the laws of Singapore; (iv) Paul Demirdjian; (iv) Primrose Demirdjian; (v) Vincent Fabrizzi; and (vi) Daniel Furlong. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This final amendment is being filed pursuant to Rule 13e-3(d)(3) under the Securities Exchange Act of 1934 to report that the Rule 13E-3 transaction was completed on March 4, 2016.

All information set forth in this final amendment should be read in conjunction with the information contained or incorporated by reference in the Transaction Statement, as amended to date.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Amended Transaction Statement was supplied by such filing person.

Item 15.	Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On March 2, 2016, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to approve a proposal to adopt the Agreement and Plan of Merger, dated as of October 9, 2015 (the “Merger Agreement”), by and among the Company, SPJP and SP JP Acquisition Corp., a newly formed Nevada corporation indirectly majority-owned by Parent and with the remaining ownership held by Paul and Primrose Demirdjian (“Sub”), by the affirmative vote (in person or by proxy) of the holders of a majority of the aggregate voting power of the issued and outstanding shares of Common Stock.

On March 4, 2016, the Company filed Articles of Merger with the Secretary of State of Nevada, pursuant to which Sub was merged with and into the Company (the “Merger”), with the Company surviving the Merger as an indirect majority-owned subsidiary of Parent and with the remaining ownership held by Paul and Primrose Demirdjian. At the effective time of the Merger, (a) each issued and outstanding share of Common Stock immediately prior to the effective time of the Merger (other than shares owned by the Company, Parent and Sub) was converted into the right to receive $1.00 per share, in cash, without interest, less any applicable withholding taxes, and (b) the separate corporate existence of Sub ceased.

As a result of the Merger, the Common Stock has become eligible for termination of registration under the Exchange Act. Accordingly, the Company will file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister the Common Stock and suspend its reporting obligations under the Exchange Act.

In addition, on March 4, 2016, the Company issued a press release announcing the consummation of the Merger and such press release is filed as Exhibit (a)(6) hereto.

Item 16.	Exhibits

(a) (1) Definitive Proxy Statement of Jagged Peak, Inc. (incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on January 27, 2016, and incorporated herein by reference (the “Proxy Statement”)).

(a) (2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a) (3) Letter to the Company Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (5) The Company’s Current Report on Form 8-K, filed October, 9, 2015 (incorporated herein by reference).

(a) (6) Press Release issued March 4, 2016

(c) (1) Opinion of C. Brett Cooper, CPA●ABV, ASA, BVAL, Cr.FA, d/b/a Valuation & Litigation Solutions (incorporated herein by reference to Appendix C of the Proxy Statement).

 (c) (2) Board Presentation of C. Brett Cooper, CPA●ABV, ASA, BVAL, Cr.FA, d/b/a Valuation & Litigation Solutions (filed as an exhibit to Amendment No. 1 to this Transaction Statement).

(d) (1) Agreement and Plan of Merger, dated October 9, 2015, between the Company and Parent (incorporated herein by reference to Appendix A of the Proxy Statement).

(d) (2) Voting Agreement, dated as of October 9, 2015, by and among Parent and each of Paul Demirdjian, Primrose Demirdjian, Daniel Furlong and Vincent Fabrizzi (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed October 9, 2015 and incorporated herein by reference).

(d) (3) Employment Agreement between the Company and Paul Demirdjian (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed November 9, 2015 and incorporated herein by reference).

(d) (4) Consulting Agreement between the Company and Daniel Furlong (filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, filed November 9, 2015 and incorporated herein by reference).

(d)(5) Consulting Agreement between the Company and Vincent Fabrizzi (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed November 9, 2015 and incorporated herein by reference).

(d)(6) Rollover Agreement among SP Jagged Peak LLC, Primrose Demirdjian and Paul Demirdjian (incorporated herein by reference to Appendix B of the Proxy Statement).

(f) Sections 92A.300 through 92A.500 of the Nevada Revised Statutes (incorporated herein by reference to Appendix D of the Proxy Statement).

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 4, 2016

JAGGED PEAK, INC.

	By:	/s/ Paul Demirdjian
	Name:	Paul Demirdjian
	Title:	Chief Executive Officer

SP JAGGED PEAK LLC

By:	/s/ Marcelo Wesseler
Name:	Marcelo Wesseler
Title:	President

SINGAPORE POST LIMITED

By:	/s/ Marcelo Wesseler
Name:	Marcelo Wesseler
Title:	Executive Vice President, eCommerce

PRIMROSE DEMIRDJIAN

/s/ Primrose Demirdjian
Primrose Demirdjian, individually

PAUL DEMIRDJIAN

/s/ Paul Demirdjian
Paul Demirdjian, individually

VINCENT FABRIZZI

/s/ Vincent Fabrizzi
Vincent Fabrizzi, individually

DANIEL FURLONG

/s/ Daniel Furlong
Daniel Furlong , individually